Shanda Games Announces Reconstitution of Special Committee

HONG KONG, September 4, 2014 /PRNewswire/ -- Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, today announced that the Company’s board of directors (the “Board”) has reconstituted the special committee of independent directors (the “Special Committee”) formed by the Board to evaluate the preliminary non-binding proposal dated January 27, 2014 (the “Proposal”) received by the Board from Shanda Interactive Entertainment Limited, the controlling shareholder of the Company, in consortium with certain other investors (together, the “Consortium”) to acquire the Company in a “going private” transaction.

The Special Committee previously had been comprised of Andy Lin, Heng Wing Chan and Yong Gui.

As previously announced, a change in the composition of the Consortium has resulted in the admission of Orient Finance Holdings (Hong Kong) Limited (“Orient Finance”), among others, as a new member of the Consortium.

Mr. Lin has informed the Company that he is the chief executive officer of China Universal Asset Management Co., Ltd. China Universal Asset Management Co., Ltd and Orient Finance are under common control of Orient Securities Company Limited.  Given Mr. Lin’s affiliation with Orient Finance, he has resigned from the Special Committee, and the Board has reconstituted the Special Committee to consist of two independent directors, Mr. Chan and Mr. Gui, who are not affiliated with any member of the Consortium, to consider and evaluate the Proposal.  The Special Committee will continue to be advised by Bank of America Merrill Lynch as its financial advisor and Sullivan & Cromwell LLP as its U.S. legal counsel.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this press release that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve inherent risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Associate Director
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com

Christensen:
Christian Arnell
Phone: +86-10-5900-1548 (China)
Email: carnell@ChristensenIR.com

Linda Bergkamp
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com